Exhibit 99.1

Qiao Xing Universal Telephone Inc. Management’s Vote of Confidence

Huizhou, China -June 16, 2003- Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest telephone manufacturer in China, today announced that its management has shown their vote of confidence and pledge of loyalty by signing service contracts ranging from 3 to 5 years with the Company.

According to Mr. Ruilin Wu, Chairman of XING, there are a number of reasons for the management to sign their service contracts:

1.	The successful acquisition of CEC Telecom Ltd. in 2002 provided a new direction for progress.

2.	The consolidation of the telephone industry and the encouragement of ‘Brand Name’ strategy by the Chinese government departments had created for XING some favorable environment. With the support of its powerful R+D team, XING is able to launch a series of products having advanced features and at reasonable prices that are well received by the market, and thus setting up the standards for ‘Brand Name products of quality’. This has resulted in the elimination of the counterfeit and inferior products from the market and induced consumption on ‘Brand Name’ products. The awards and authentications received (e.g. XING is among the only five companies being accredited as ‘Chinese Brand Name’ Products by the China Promotion Commission for Top Product Strategy) were excellent proof of XING’s successful product differentiation from other producers and its leading position in the industry.

3.	XING has swiftly become one of the major supplier of short-messages phones to China Telecom, which is aggressively developing the short-messaging services.

4.	The provision of value-added service by mobile network operators also created opportunities for XING. For example, it is supplying the Wuxiangtong phones to many mobile network operators in numerous provinces and cities.

Being the first privately owned enterprise from China to be listed on NASDAQ and a leader in the telephone manufacturing business, XING puts great emphasis in recruiting and maintaining talents in the Company. Under the leadership of Mr. Wu, it has built up a team of devoted experts, whether management or technical, domestic or overseas Chinese. Even when there was severe competition in the market and the Company made a loss in 2001, XING’s pool of human talents was continuously growing.

Mr. Ruilin Wu said, “Retaining talents is the key to the success of a corporation, and it is important that staff members see the future and their chance to develop and grow together with company. We are extremely pleased that our management sign their service contracts because this shows their faith and confidence in the future of our company.”

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The

Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source
Qiao Xing Universal Telephone Inc.

Contacts
Mr. Rick Xiao
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86-752-2820268

Mr. K.M. Wong
Stanford Capital International Ltd.
km@stock-update.com
852-25980281